PROKOM SOFTWARE SA

FAX

[redacted]

02049428

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA**	**+1 (202) 942 9624**

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

date: 21 Aug, 2002 *pages:* 1

AUG 22 AM 9:41

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 43.2 of the Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 163.1160) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **THE APPLICATION FOR BRINGING INTO CIRCULATION D-SERIES SHARES ON THE WARSAW STOCK EXCHANGE**

The Management Board of Prokom Software S.A. informs, that:

On 20 August 2002 the Company applied for bringing into circulation 762.000 D-series shares on the main market of the Warsaw Stock Exchange, as a result of assimilation of those shares in the National Depository for Securities with 12.514.584 Company's shares already quoted on the Warsaw Stock Exchange.

SUPPL

21 Aug, 2002 Beata Stelmach
Member of the Management Board